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SEC FILE NUMBER
8-70400

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ebisu Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
APR 04 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

340 North Westlake Blvd., Suite 160
(No. and Street)

Westlake Village	CA	91362
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Henry A Amado Jr.	925-765-2675	henry@ebisusecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry A Amado Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ebisu Securities Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

PLEASE SEE NEXT PAGE
FOR NOTARIAL CERTIFICATE
NOTARY PUBLIC

Notary Public

SEC Mail Processing
APR 04 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATE OF HAWAII

CITY AND COUNTY OF HONOLULU } SS

Acknowledgment Certificate for a Corporation or Partnership

On this 14 day of March 2024, before me personally appeared Henry A. Amedo Jr., to me personally known, who, being by me duly sworn (or affirmed), did say that the person is the CEO of Ebisu Securities Inc., and that the instrument was signed in behalf of the corporation (or partnership). by authority of its board of directors, partners or trustees, and Henry A. Amedo Jr. acknowledged the instrument to be the free act and deed of the corporation (or partnership).

Stephen Adler, Notary Public
My commission expires: 05/18/2027

STEPHEN ADLER NOTARY PUBLIC Comm. No. 03-267 STATE OF HAWAII

Document description: Annual Reports Form X-17A-5 Part III

Date of document: Non at time of Notz Number of pages: 3

Date of notarization: 03/14/2024

Stephen Adler, Notary Public

State of Hawaii, First Circuit Court
Commission No. 03-267

STEPHEN ADLER NOTARY PUBLIC Comm. No. 03-267 STATE OF HAWAII

EBISU SECURITIES INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2023

EBISU SECURITIES INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Ebisu Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Ebisu Securities, Inc. as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Ebisu Securities, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ebisu Securities, Inc.'s management. My responsibility is to express an opinion on Ebisu Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Ebisu Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Ebisu Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Ebisu Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Ebisu Securities, Inc.'s auditor since 2020.

Tarzana, California

March 15, 2024

EBISU SECURITIES INC.

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	8,052
Other Current Assets		37
Total Assets	$	8,089

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	566
Total Liabilities		566

STOCKHOLDER'S EQUITY

Common Stock, par value of $.01, 1,000,000 shares authorized, issued, and outstanding		10,000
Additional Paid-in-Capital		278,932
Accumulated defecit		(281,409)
Total Stockholder's Equity		7,523
Total Liabilities and Stockholder's Equity	$	8,089

EBISU SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2023

REVENUES		
Consulting Revenue	$	24,540
Total Revenues		24,540
EXPENSES		
Technology, data and communication		6,816
Regulatory Fees		4,179
Professional Fees		37,900
Other Operating Expenses		3,139
Total Expenses		52,034
NET LOSS	$	(27,494)

The accompanying notes are an integral part of these financial statements

EBISU SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Beginning balance, January 1, 2023	$ 10,000	$ 260,742	$ (253,915)	$ 16,827
Capital Contributions	-	28,190	-	28,190
Capital Distributions		(10,000)		(10,000)
Net Loss	-	-	(27,494)	(27,494)
Ending balance, December 31, 2023	$ 10,000	$ 278,932	$ (281,409)	$ 7,523

EBISU SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(27,494)
Adjustments to reconcile net loss to net cash used in by operating activities:		
(Increase) decrease in assets		
Other Current Assets		39
Increase (decrease) in liabilities		
Accounts Payable and Accrued Expenses		(3,411)
Total adjustments		(3,372)
Net cash used in operating activities		(30,866)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Financing Activities		
Capital Contributions		28,190
Capital Distributions		(10,000)
Total cash provided by financing activities		18,190
Net decrease in cash		(12,676)
Cash at beginning of year		20,728
Cash at end of year	$	8,052

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	-
Income Taxes	$	-

Note 1: ORGANIZATION

Ebisu Securities Inc. (the "Company") was formed in 2018 under the laws of Delaware, as a "C" corporation. Offices of the Company are located in Woodland Hills, CA and Honolulu, HI.

The firm received its independent broker dealer registration on May 5, 2020 and is currently registered in various states as well as with the Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC). The Company has adopted a calendar year end.

The Company conducts business as an introducing broker dealer, acting as a selling agent in the solicitation of private offerings on a best-efforts basis in accordance to Regulation D, and it has not held customer funds or securities.

Under its membership agreement with FINRA, the Company will not claim an exemption from SEC Rule 15c3-3. Pursuant to SEC Rule 15c2-4(b)(2), the Company files an Exemption Report relying on Footnote 74 to SEC Release 34-70073.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Property & Equipment:

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or usefull ife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method. For the year ended December 31, 2023, depreciation expense was zero.

(d) Revenue Recognition – ASC 606

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenues and contracts with customers:

Consulting Revenue: The Company generates revenue through consulting on the placement of private offerings pursuant to Regulation D. Recognition of revenue occurs when certain predetermined conditions are met with regard to the private offering. The performance obligation is considered to be complete, at the point in time when all conditions have been met.

During the year ended December 31, 2023, the Company revenue was $ 24,540.

(e) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2023.

(f) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Income Taxes

The Company is taxed as a C corporation, accordingly the Company accounts for taxes under the liability method where a deferred tax asset or liability, is determined based on the difference between the financial statement and tax basis of the asset and liabilities as measured by the enacted tax rates and tax rates that are expected to be in effect when these differences reverse.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which is $38. In this case the minimum net capital is $5,000. As of December 31, 2023, the Company's net capital of $7,486 exceeded the minimum net capital requirement of $5,000 by $2,486 and the Company's ratio of aggregate indebtedness of $566 to net capital was 7.56:1 which is less than the 15:1 maximum ratio required.

During the year ended December 31, 2023, the Company was below the minimum Net Capital requirement from October 30, 2023 to November 27, 2023. During this period, Company did not conduct securities business. The Company filed the proper notifications with FINRA and the SEC and resumed securities business once Net Capital was restored above the minimum Net Capital requirement.

Note 5: INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has established a valuation to reduce the deferred tax asset to zero. Consequently, there is no asset reflected on the Statement of Financial Condition.

The Company is subject to audit by the taxing agencies for years ending December 31, 2020, 2021 and 2022.

Note 6: LEASE OBLIGATIONS

As of December 31, 2023, the Company does not have a lease commitment and during the year ended December 31, 2023, rent expense was zero.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company has certain contingent liabilities and is party to various claims arising in the ordinary course of business. Management is of the opinion that all such matters are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the financial position of the Company.

Note 8: SUBSEQUENT EVENTS

For the period February 7th through February 27th 2024, the Company was in a Net Capital deficiency. The Company made the necessary capital contributions to bring Net Capital back into compliance prior to March 15, 2024. The Company filed the proper notifications with FINRA and the SEC and resumed securities business once Net Capital was restored above the minimum Net Capital requirement.

Management has reviewed the results of operations for the period of time from December 31, 2023, through March 15, 2024, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

EBISU
SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2023

	Focus 12/31/23	Audit 12/31/23	Change
Stockholder's Equity, December 31, 2023	$ 7,523	$ 7,523	-
Less: Non-allowable Assets			
Other Current Assets	37	37	-
Tentative net capital	7,486	7,486	-
Haircuts:	-	-	-
NET CAPITAL	7,486	7,486	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 2,486	$ 2,486	$ -
Aggregate indebtedness	$ 566	$ 566	$ -
Ratio of aggregate indebtedness to net capital	7.56:1	7.56:1	

Reconciliation: There was no differences between the Audit report and the Focus Report filed at December 31, 2023.

EBISU SECURITIES INC.

December 31, 2023

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements as supported by footnote 74 to SEC Release 34-70073.

Ebisu Securities Inc.

Assertions Regarding Exemption Provisions

Ebisu Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ebisu Securities Inc. **March 15, 2024**

I, Henry A Amado, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Henry Amado, President

(Name and Title)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ebisu Securities, Inc.
Westlake Village, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Ebisu Securities, Inc., stated that Ebisu Securities, Inc.'s, business activities are limited to private placement of securities, specifically to act as selling agent in the solicitation of private offerings on a best effort basis and that it has not held customer funds or securities and that Ebisu Securities, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. Ebisu Securities, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2023, without exception. Ebisu Securities, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Ebisu Securities, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
March 15, 2024